Exhibit 99.1

Safe-T Group Announces Forty-for-One (40:1) Reverse Split of its Tel-Aviv Stock Exchange-Listed Ordinary Shares

The Reverse Split to Result in a in a One-to-One Ratio Between the Company’s NASDAQ-Listed ADSs and Ordinary Shares Without Affecting the Number of ADSs Outstanding

HERZLIYA, Israel, Sept. 29, 2021 (GLOBE NEWSWIRE) -- Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a global provider of cybersecurity and privacy solutions to consumers and enterprises, today announced that following the approval of its shareholders on September 19, 2021, its Board of Directors has approved a 40-for-1 reverse split of the Company’s Tel Aviv-listed ordinary shares. The reverse split will be effective on the Nasdaq Capital Market as of market open on October 15, 2021. The first trading date for the newly consolidated ordinary shares on the Tel-Aviv Stock Exchange will be October 17, 2021

The reverse split will result in each outstanding forty pre-split ordinary shares automatically combining into one new ordinary share, no par value, without any action on the part of the shareholders. The total number of outstanding ordinary shares will be reduced on the effective date at a ratio of forty-for-one[1]. The Company’s authorized number of ordinary shares will also be proportionately decreased from 3,000,000,000 to 75,000,000 ordinary shares, no par value, each as a result of the reverse split. No fractional ordinary shares will be issued as a result of the reverse split as any fractional ordinary shares resulting from the reverse split will be rounded up to the nearest whole share on a per shareholder basis.

Concurrently with the reverse split, the Company will effect a corresponding change in the ratio of ordinary shares underlying each of the Company’s American Depositary Shares (“ADSs”), such that its ratio of NASDAQ-traded ADSs to ordinary shares will change from one (1) ADS representing forty (40) ordinary shares to a new ratio of one (1) ADS representing one (1) ordinary share, no par value and no adjustment will be made to the outstanding number of the ADSs of the Company.

Safe-T’s ADSs will continue to trade on the Nasdaq Capital Market under the symbol “SFET” with the same CUSIP Number 78643B401.

All options and warrants of the Company outstanding immediately prior to the reverse split, will be appropriately adjusted by dividing the number of ordinary shares into which the options and warrants are exercisable by 40 and multiplying the exercise price thereof by 40, as a result of the reverse split.

The reverse split will not impact any shareholder’s percentage ownership of the Company or voting power, except for minimal effects resulting from the treatment of fractional shares.

[1] As at the date of this press release, the total number of outstanding ordinary shares of the Company is 1,198,213,679, no par value, equal to approximately 29,955,342 ordinary shares, no par value, following the 40-to-1 reverse split.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include, enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for both advanced and basic users, ensuring full protection for all personal and digital information.

ZoneZero® cyber-security solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational access use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust.

Our privacy solutions for enterprises are based on our advanced and secured proxy network, the world’s fastest, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one of its kind that is comprised of millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the reverse split and the timing thereof. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACT

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745
investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com

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